Exhibit 99.2

EQUITY INCENTIVE PLAN 2023

as approved by the board of directors of argenx SE on

2 May 2023

1.	INTRODUCTION

1.1.	PURPOSE

Our mission is to transform patients’ lives by providing them with life-changing medicines which build on scientific breakthroughs in immunology. Our future success is largely dependent on our ability to attract and retain highly qualified individuals such as you, and to motivate and incentivize you to contribute to our sustainable long-term success.

At argenx, we have a pay-for-performance culture, of which long term equity incentive grants are a key component. This plan is designed to maximally align your interests as a key person with those of our other stakeholders, and serves to:

(i)	make you a co-owner of our business, allowing you to share in sustainable future success of argenx;

(ii)	reward you for prioritizing long term value creation over short term success;

(iii)	reward you based on your contributions to our mission, by making new grants subject to your continued performance and commitment; and

(iv)	promote your long-term commitment to argenx by making the vesting of incentive grants subject to long- term commitment to and involvement with argenx.

1.2.	TYPES OF INSTRUMENTS

This plan allows for the granting of two distinct types of equity incentives, being Stock Options and Restricted Stock Units (RSUs):

Stock Options are a right to purchase a given number of argenx shares in the future against the fair market value of those shares at the date of grant, allowing you to benefit from the value increase (if any) of argenx shares after the grant date of your stock options.

RSUs are a right for you to receive argenx shares for free at a predefined moment in the future (subject to section 4.3 and 5).

2.	GRANTING EQUITY INCENTIVES

2.1.	ELIGIBILITY TO PARTICIPATE IN THIS PLAN

Our board of directors determines which key persons are eligible for participating in this plan, and such key persons may include employees, key consultants or outside advisors or directors of an argenx legal entity. You may not receive equity incentives prior to your first or after your last workday with argenx.

2.2.	ANNUAL GRANTS, SIGN-ON GRANTS

Subject to your continued status as key person, you may receive grants of equity incentives under this plan. Our board of directors maintains an equity incentive grant allocation scheme detailing the criteria for determining the number of equity incentives granted to you during the course of your engagement (the annual regular grants) and/or any additional equity incentives granted to you at the start of your engagement (an additional sign-on grant), if any, based on your position, your performance and your expected future contributions. The equity incentive grant allocation scheme defines the dates throughout the year on which equity incentive grants may be made to new key persons and/or existing key persons.

2.3.	VALUE ALLOCATION CHOICE

If you are granted equity incentives under this plan, we may choose to offer you the choice of different compositions of your equity incentive package, for example a choice consisting of a default mix between stock options and RSUs, a mix with relatively more stock options and fewer RSUs and a mix with relatively more RSUs and fewer stock options. The decision to offer such choice will be based on the company’s equity allocation scheme and we may at any time decide to no longer offer such choice, to alter the choices available or to set any such further conditions for the conditions of registering such choice as we deem necessary or appropriate.

2.4.	NO ENTITLEMENT TO GRANTS

The granting of equity incentives to you hereunder is in each case subject to a resolution of our board of directors, and our board of directors requires an authorization from our general meeting of shareholders to be able to grant equity incentives to you. If at any time our board of directors does not have such authorization from our general meeting or otherwise decides it is not in the best interest of argenx to grant equity incentives to you hereunder, our board of directors can decide not to grant any further equity incentives, or to grant fewer or different equity incentives to you or at a later or earlier time, each time as it deems fit and in the best interest of argenx.

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2.5.	STOCK SPLIT

Should argenx decide to declare a stock split, stock merger or recapitalization, the stock options and RSUs granted to you will be adjusted simultaneously to reflect such stock split, stock merger or recapitalization.

For example, if you are granted 100 stock options with an exercise price of €10 each and argenx decides to declare a 1:10 stock split, your stock options will be amended into 1000 stock options with an exercise price of €1 each to reflect the stock split.

3.	VESTING MECHANISM

3.1.	GENERAL

To promote your long term commitment to argenx, equity incentives granted to you are subject to a vesting scheme, meaning they are earned and become exercisable (in the case of stock options) or will be settled (in case of RSUs) over the course of your multi-year commitment to argenx. Unvested stock options cannot be exercised and unvested RSUs cannot be settled.

3.2.	VESTING SCHEME

3.2.1.	Stock options vest over a period of 36 months, as follows:

(i)	12/36th of the total grant vests on the first anniversary of the date of grant; and

(ii)	1/36th of the total grant vests on the first day of each month following the first anniversary of the date of grant.

3.2.2.	RSUs vest over a period of 48 months with 12/48th of the total grant vesting at each anniversary of the date of grant.

3.2.3.	The number of equity incentives to vest on each vesting date is rounded to the nearest whole number (fractions up to 0,5000 get rounded down, fractions of 0,5000 or above get rounded up), and if rounded down the difference is added to the next vesting moment, if rounded up the difference is deducted from the next vesting moment. Any remaining equity incentives vest on the last day of the applicable vesting period for such grant (meaning 36 months for stock options and 48 months for RSUs).

3.3.	ACCELERATED VESTING

All of your unvested stock options will become immediately vested and exercisable and all of your unvested RSUs will become immediately vested and will be settled if:

(i)	argenx SE is dissolved or put into liquidation;

(ii)	argenx SE sells or otherwise disposes of all or substantially all of its assets; or

(iii)	a change of control over argenx SE occurs (as defined in section 8.1).

3.4.	LEAVING ARGENX

3.4.1.	If you leave argenx, your last day of service with argenx is considered to be the last day of your employment or (the) engagement (of your management company) except in case of termination by argenx for reasons attributable to you personally or to the performance of the services by you or your management company, in which case your last day of service will be deemed to be the date on which you or your management company receive(s) notice of termination or of the intention to terminate.

For example:

(i)	in case you resign: your last day of service will be the last day of your notice period;

(ii)	if your employment or engagement with argenx is terminated by argenx for reasons of redundancy or in case of a services agreement for reasons not related to your performance or the performance of your management company: your last day of service will be the last day of the applicable notice period;

(iii)	if your employment or engagement with argenx is terminated for reasons attributable to you personally or related to the performance of services as the case may be, including an immediate dismissal or termination for cause: the last day of service will be the day on which you or your management company receive(s) notice of (the intention of) termination;

(iv)	if you leave argenx due to your (early) retirement: your last day of service will be the day before your retirement date.

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3.4.2.	Per the date following your last day of service with argenx, all then remaining unvested stock options and RSUs you or your management company, as the case may be, will terminate without compensation, unless:

(i)	you are leaving argenx due to your death or permanent disability (to be determined by the board of directors); or

(ii)	the board of directors decides that (part of) the options and RSUs will fully vest,

in which case your unvested options and RSUs (or a part thereof pursuant to (ii)) will vest on the last day prior to you having left argenx , or will have continued vesting

4.	EXERCISING AND SETTLEMENT OF EQUITY INCENTIVES

4.1.	TRANSACTIONS IN EQUITY SECURITIES - GENERAL

4.1.1.	This equity incentive plan should be read in conjunction with, and is fully subject to, the argenx insider trading policy, including the restrictions on exercising stock options and buying or selling argenx equity as set out therein.

4.1.2.	In any case, you may not buy argenx securities (through the exercise of stock options or otherwise) or sell argenx securities (whether those shares originate from the settlement of RSUs or otherwise) (i) if the company is in a closed period, (ii) if you possess inside information or (iii) where argenx has prohibited you from trading through a personal or general instruction. Violation of the insider trading policy and/or of applicable securities law may lead to dismissal and even criminal prosecution, and may harm the reputation of argenx.

4.1.3.	We use an online equity portal to manage equity incentives granted by argenx, to document the grant and acceptance of new equity incentives and for further communication pertaining to equity incentives. Access to any online equity portal will be provided to you through our HR team and may be subjected to the acceptance of specific terms and conditions for using such portal. The equity portal may offer you the opportunity to manage your equity stake in argenx SE and may allow you to give sell orders regarding shares held by you.

We may at any time decide to stop using an online equity portal, to switch to a different provider or to use a different mechanism for managing equity incentives. Your access to any such online or other system may be subject to you accepting the terms and conditions of third-party service provider(s). argenx will not be liable for any malfunction in a third-party online equity portal, its availability (even where non-availability is at the instruction of argenx), the execution of orders given through such portal or otherwise. You are responsible for keeping any personal information in the equity portal up to date. argenx cannot be held liable for any potential losses arising from you not keeping the required information up to date. You are responsible for keeping your login information secret, choosing and regularly changing an appropriate password and use such further security measures (such as two-factor authentication) as are made available through the platform to maximally secure your access to such equity portal.

4.1.4.	Please note that there is no guarantee that there will be a buyer for your shares at your asking price or at all and if there is a market for the shares it may not be possible to execute the full sale order on any specific day or days.

4.2.	EXERCISING STOCK OPTIONS

4.2.1.	Unless otherwise specified in this plan (including the annexes), vested stock options can be exercised immediately upon vesting.

4.2.2.	You can enter orders to exercise vested stock options in the online equity portal. The intermediary designated by argenx SE will then create shares in argenx SE equal to the number of stock options exercised, and either (i) transfer the shares to you, against payment by you of the full amount of the exercise price (plus taxes, see section 5 below) to argenx, or (ii) sell the shares on your behalf on the Euronext Brussels stock exchange, using the proceeds to pay the exercise price of the shares to argenx SE, and the remainder (after taxes, see section 5 below) to your bank account.

4.2.3.	The term of stock options is 10 years and stock options will lapse and are no longer exercisable after the lapse of 10 years from the date of grant.

4.2.4.	If you leave argenx (or are dismissed) and are no longer a key person, you must exercise any vested options before the later of (i) 90 days after your last working day at argenx or (ii) 31 March of the 4th year following the date of grant of those options, and in any case no later than the expiration date of the option.

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4.3.	SETTLEMENT OF VESTED RSUS

4.3.1.	argenx will settle vested RSUs by issuing shares to you within 10 business days after the vesting date of such RSUs. In the event that argenx has a withholding obligation on payments made to you, 5.1.2 applies.

4.3.2.	RSUs do not give you any shareholder rights. Shares issuable in relation to vested RSUs do not give you shareholder rights or the ability to transfer such shares, unless and until they are issued and transferred by us to your securities account.

4.3.3.	If our board of directors so decides in relation to a change of control (or any party acquiring control over argenx SE through a change of control so decides), RSUs may at all times be settled in cash, in which case the holder of such RSU shall receive an amount equal to the amount per share payable in relation to such change of control, minus the amount of income or employee social security tax payable thereon, if any.

4.4.	FEES

Any fees or taxes payable in relation to the exercise and/or settlement of your stock options and/or RSUs, including any applicable fees payable to any broker and/or administration fees and/or stock exchange taxes or similar duties or taxes, shall be borne by you (and, as the case may be, may be deducted from any amount payable to you or be settled in accordance with the mechanisms set out in Section 5.1.2).

5.	TAXATION – JURISDICTION SPECIFIC RULES

5.1.	GENERAL – TAX LIABILITY

5.1.1.	You are fully liable and responsible for any income, wage taxes, employee social security contributions or any other taxes, levies or charges due in relation to the equity incentives granted hereunder, including the receipt and exercise of stock options, the receipt and settlement of RSUs and the holding and sale of any shares underlying stock options or RSUs, as may be the case.

5.1.2.	If any tax and/or social security authority raise a claim in relation to your income and/or wage tax and employee social security contributions against argenx, we will, to the extent permitted by law, be entitled to reclaim from you any amounts payable by argenx, including through set-off against any amounts payable by argenx to you (if any). argenx will furthermore be entitled to withhold any income, wage, and/or any other taxes and/or employee social security contributions due in relation to the receipt or exercise of stock options, the vesting of the RSUs, the sale, holding and/or the delivery of the shares from any proceeds from the exercise of stock options, the sale and/or the delivery of the shares. argenx may reduce the number of shares issuable to you upon vesting of the RSUs and/or exercise of the stock options with a number of shares required to cover such income and/or wage tax and social security premiums on your behalf. In doing so:

(i)	the value of shares shall be deemed to be the closing price of the shares on Euronext Brussels on the last trading day preceding the date on which the shares are issued to you; and

(ii)	the number of shares deliverable to you shall be rounded down to the nearest whole number of shares.

In case a reassessment by any tax and/or social security authority results in additional taxes and/or employee social security premiums due, and the reassessment was caused by argenx, argenx will be liable for any interest and fines related thereto. If such reassessment and additional taxes and/or employee social security premiums are caused by you not providing relevant information to argenx on your personal tax situation, you shall be liable for the interest, cost and fines. In accordance with section 5.1.1, the additional tax and employee social security premiums themselves will in any case be borne by you.

5.2.	SPECIFIC TAX JURISDICTIONS

argenx has the right to deviate from this plan and to implement additional or different terms for stock options and/or RSUs granted to key persons under any specific local tax regime, if we deem this necessary or beneficial to argenx or the key person. Such deviations, to the extent they apply to all key persons subject to a certain tax jurisdiction, will be set out in schedules to this plan. We may amend the jurisdiction specific tax schedules from time to time at our discretion.

6.	DEVIATIONS FROM THE PLAN, AMENDMENTS TO GRANTS AND TO THE PLAN

6.1.	DEVIATIONS FROM THE PLAN

Our board of directors may decide from time to time at its discretion, to deviate from the terms of this plan for any particular grant or set of grants of equity incentives to key persons, including with regard to the number of equity incentives to be granted (if any) and the vesting period.

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6.2.	AMENDMENTS TO THE PLAN

Our board of directors may amend this plan from time to time and may decide that the terms of an amended or new plan prevail over the terms of this plan, also for stock options and/or RSUs granted prior to the date of such new or amended plan.

6.3.	AMENDMENTS TO INDIVIDUAL GRANTS

Our board of Directors is entitled to amend the terms of any grant of stock options and/or RSUs granted hereunder if we deem this beneficial to you or to argenx, for reasons of tax compliance or otherwise, but we will compensate you for any direct negative financial impact such amendment would have on you (if any).

6.4.	STOCK OPTIONS GRANTED UNDER A PRIOR STOCK OPTION PLAN

Stock options which were granted to you under a previous stock option plan of argenx shall continue to vest in accordance with the vesting scheme then applicable. This plan does not change the terms of equity incentives granted to you under previous equity incentive plans administrated by argenx.

7.	STATUTORY DIRECTORS AND SENIOR MANAGERS

7.1.	GENERAL

7.1.1.	Members of our board of directors are not allowed to exercise stock options within the first 3 years following the date of grant of such stock options.

7.1.2.	Members of our board of directors and senior managers who qualify as Person Discharging Managerial Responsibilities (PDMR) under the European Market Abuse Regulation (our CEO and any VP and above level argenx employees reporting directly to our Chief Executive Officer, jointly our executive team), including any person closely associated with them as defined in the European Market Abuse Regulation, have a personal obligation by law to notify the Dutch Financial Markets Authority (Autoriteit Financiële Markten) of any transactions in equity instruments in argenx SE, including the grant or exercise of stock options or RSUs, the settlement of RSUs and the purchase or sale of any shares in argenx SE.

7.1.3.	Specific arrangements (if any) regarding the accelerated vesting of options set out in your employment or engagement contract with argenx will apply also to RSUs granted hereunder.

7.2.	NON-EXECUTIVE DIRECTORS

7.2.1.	In deviation from section 3.2.1, stock options granted to non- executive directors vest on the third anniversary of the date of grant.

7.2.2.	Upon leaving the board other than following dismissal by the general meeting of shareholders, any stock options and/or RSUs granted to non-executive directors hereunder shall vest immediately, but:

(i)	stock options shall not be exercisable other than as from the date each portion of the equity vesting as a result of such departure would otherwise have vested in accordance with the vesting schemes set out in sections 3.2. and 7.2.1; and

(ii)	RSUs shall vest and be settled in accordance with the terms of this plan, but shares issued in relation to such settlement may not be sold by the non-executive director other than as from the date each portion of the equity vesting as a result of such departure would otherwise have vested in accordance with the vesting schemes set out in section 3.2 and 7.2.1, whereby as exception to the exercise and sale restrictions set out in (i) and (ii) above, the non-executive director may exercise and sell such portion of the vested equity as is necessary to cover their immediate tax liabilities resulting from the vesting of such equity grants. argenx may enforce this Section 7.2.2 by blocking equity incentives in the online equity portal and may request evidence of payable tax liabilities before releasing any equity for exercise or sell if such equity would otherwise be blocked under this Section 7.2.2.

7.3.	SHARE OWNERSHIP GUIDELINES

For members of the board of directors and the executive team, share ownership requirements apply for the duration of engagement with argenx and a period thereafter. If you are a member of the executive team, you will receive the share ownership guidelines as applicable from time to time.

8.	OTHER PROVISIONS

8.1.	DEFINITIONS

As used in this plan, the following terms have the following meanings:

board of directors means the statutory board of directors of argenx SE;

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business day means a day other than a Saturday, a Sunday or any day on which banks in Amsterdam, the Netherlands are closed due to a public holiday in the Netherlands;

argenx means the argenx group consisting of argenx SE and each of its direct and indirect 100% subsidiaries;

argenx SE means argenx SE, a European public company (societas europaea) incorporated and registered in the Netherlands and registered with the Dutch chamber of commerce under number 24435214;

change of control means any transaction or series of transactions in which a third party (together, if applicable, with persons acting in concert with any such third party) acquires a controlling interest in argenx SE which it does not have prior to such transaction or series of transactions;

controlling interest means (i) the ownership or control (directly or indirectly) of more than 50% of the voting share capital of argenx SE (ii) the ability to direct the casting of more than 50% of the votes exercisable at general meetings of argenx SE on all, or substantially all, matters, or (iii) the right to appoint or remove directors of argenx SE;

date of grant means the date on which your equity incentives are deemed granted, which shall be determined by the board of directors in accordance with the equity allocation scheme and shall be communicated to you through the online equity portal or otherwise in a manner decided by argenx;

equity incentives means stock options and RSUs granted under this plan; and

fair market value means the closing price of argenx shares on the Euronext Brussels stock exchange on the last trading day prior to the date of grant.

Where reference is made to 'argenx' in the context of a specific right or obligation for argenx, this shall be construed with respect to you, as a reference to argenx SE or the argenx legal entity with which you have entered into an employment agreement, consultancy agreement or other (service) agreement making you a key person of argenx, as applicable.

8.2.	NON-TRANSFERABILITY

Equity incentives, whether vested or not, are strictly personal and are not transferable other than upon your death, by operation of the laws of inheritance applicable to you in your jurisdiction. Shares obtained by you through the exercise or settlement of equity incentives, are transferable unless specific restrictions apply to you pursuant to this plan, applicable holding requirements and/or to the operation of local tax laws applicable to you or otherwise.

8.3.	STEADY COURSE OF ACTION

The board of directors follows a steady course of action in the granting of stock options and RSUs under this plan. In relation to this:

(i)	the number of equity incentives to be granted to any key person shall be within the limits of the equity incentive allocation scheme in force from time to time;

(ii)	a person granted equity incentives hereunder shall be deemed to have automatically accepted such equity incentives on the date of grant and may not refuse such grant.

Grants of equity incentives outside the limits of the equity allocation scheme, may be made only at a time where no inside information (as qualified under the European Market Abuse Regulation) is available in the company.

8.4.	APPLICABLE LAW

The validity, construction, and effect of this plan shall be determined in accordance with the laws of the Netherlands.

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SPECIAL RULES FOR KEY PERSONS TAXED IN BELGIUM

BELGIAN TAXED KEY PERSONS

In deviation from the plan, the following rules shall apply to equity incentives granted to you under this plan for which you are obligated to pay income taxes in Belgium.

ACCEPTANCE OF STOCK OPTIONS

In deviation from section 8.3(ii), from the date of grant of stock options, you will need to accept such stock options within 60 days following the date of grant. If you do not accept the stock options within this timeframe, you will lose the stock options without any compensation from argenx. Acceptance of stock options is done through the argenx equity portal, unless argenx has specified another method of acceptance to you in writing. The choice for an equity allocation mix as set out in section 2.3 of this plan does not constitute the acceptance of stock options.

EXERCISABILITY OF STOCK OPTIONS

Stock options are not exercisable before the 1st of January of the 4th year following the year during which the date of grant of such stock options occurred.

Illustration: if a stock option is granted in 2023, it may not be exercised before 1 January 2027.

OPTION TERM

Upon accepting a grant of stock options, you will have to make a choice to elect either a 5-year term or a 10-year term for the stock options. If you opt for a 5 year term, your stock options will – in deviation from section 4.2.3 of the plan – lapse and be no longer exercisable after the 5th anniversary of the date of grant.

MIRROR OPTIONS

If you are liable to pay taxes upon the date of grant of your stock options, and you choose to finance the tax burden through the use of a third party financing option using mirror options (if offered), then (i) the number of stock options corresponding to the number of mirror options granted by you to such third party necessary to finance the full amount of such taxation (but no more) at grant, shall become immediately and irrevocably vested and (ii) section 4.2.4 shall not apply to such immediately and irrevocably vested stock options. The total number of unvested stock options remaining shall vest in accordance with the vesting scheme of section 3.2.1, calculated as if the total amount of unvested stock options remaining represented the full option grant.

HOLDING PERIOD

Upon receiving shares in relation to the settlement of RSUs, we may offer you the opportunity to opt for a holding period of 2 years commencing on the date of settlement during which you cannot sell (or enter into other transactions, including hedging transactions regarding) those shares, to enable applicability of a lower taxation rate for your benefit.

SPECIAL RULES FOR KEY PERSONS TAXED IN THE UNITED STATES OF AMERICA

US TAXED KEY PERSONS

In deviation from the plan, the following rules shall apply to equity incentives granted to you under this plan for which you are obligated to pay income taxes in the United States.

VALUE ALLOCATION CHOICE

In application of 2.3 any choice must be expressed prior to the end of the calendar year prior to the calendar year in which the grant is made.

409A STATUS

It is intended that the equity incentives (as defined in section 8.1) granted under this plan shall be exempt from Section 409A of Internal Revenue Code of 1986 (as amended, supplemented and/or updated from time to time) (the "Code") and this plan shall be interpreted in a manner consistent with such exemption. In the event the equity incentives are not exempt, this plan is intended to satisfy the requirements of section 409A of the Code and shall be interpreted in a manner consistent with such status.

Settlement of vested RSUs will be made in accordance with section 4.3 of this plan, provided that, in all events, vested RSUs held by you will be settled no later than March 15 of the calendar year following the end of the calendar year in which there is no longer a “substantive risk of forfeiture” (within the meaning of Section 409A of the Code). Generally, this means the date you have satisfied all time-vesting requirements that must be satisfied in order to avoid forfeiture of the RSUs.

LIMITATIONS ON DEVIATIONS

Deviations from the terms of this plan for equity incentive grants hereunder will be limited to deviations that would be permitted under Section 409A of the Code.

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For any “specified employee” within the meaning of Section 409A of the Code, no payments in respect of any equity incentives that are subject to Section 409A of the Code and which would otherwise be payable upon “separation from service” (as defined in Section 409A of the Code) shall be made prior to the date that is six months after the date of such specified employee’s “separation from service” or, if earlier, the date of the specified employee’s death. Following any applicable six-month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day. Notwithstanding any other provision of this plan, argenx makes no guarantee that the equity incentives comply with or are exempt from Section 409A of the Code and argenx shall have no liability for the failure of the terms of this plan or any equity incentives to comply with or be exempt from the provisions of Section 409A of the Code.

SPECIAL RULES FOR KEY PERSONS TAXED IN CANADA

CANADA TAXED KEY PERSONS

In deviation from the plan, the following rules shall apply to equity incentives granted to you under this plan for which you are obligated to pay income taxes in Canada.

NO CASH SETTLED RSUS

In deviation from section 4.3.3., RSUs may not be settled in cash.

SPECIAL RULES FOR KEY PERSONS TAXED IN SWITZERLAND

SWITZERLAND TAXED KEY PERSONS

In deviation from the plan, the following rules shall apply to equity incentives granted to you under this plan for which you are obligated to pay income taxes in Switzerland.

HOLDING PERIOD

argenx may decide to put a mandatory holding period of 2 years commencing on the date of settlement of the RSUs during which you cannot sell (or enter into other transactions, including hedging transactions regarding) shares received from settling RSUs, to enable applicability of a lower taxation rate for your benefit.

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